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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*




                             Daw Technologies, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    23922010
                   -------------------------------------------

                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages

  CUSIP No.  23922010                               Page   2   of   8   Pages

                                       13G

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ronald W. Daw
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                               5         SOLE VOTING POWER

                                            789,500
       NUMBER OF            ----------------------------------------------------
         SHARES                6         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                            1,227,199
           EACH             ----------------------------------------------------
       REPORTING               7         SOLE DISPOSITIVE POWER
         PERSON
           WITH                             789,500
                            ----------------------------------------------------
                               8         SHARED DISPOSITIVE POWER

                                            1,227,199
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,016,699
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               16.1%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  23922010                               Page   3   of   8   Pages

                                       13G


--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tracey B. Daw
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                               5         SOLE VOTING POWER

                                            700
       NUMBER OF            ----------------------------------------------------
         SHARES                6         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                            2,015,999
           EACH             ----------------------------------------------------
       REPORTING               7         SOLE DISPOSITIVE POWER
         PERSON
           WITH                             700
                            ----------------------------------------------------
                               8         SHARED DISPOSITIVE POWER

                                            2,015,999
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,016,699
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               16.1%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  23922010                               Page   4   of   8   Pages

                                       13G


This Amendment No. 5 to the Schedule 13G of Ronald W. Daw and Tracey B. Daw amends and supplements, and should be read in conjunction with, the Schedule 13G and Amendments 1 and 2 thereto, all of which were filed on May 31, 1996, Amendment No. 3 thereto, which was filed on June 3, 1996 and Amendment No. 4 thereto, which was filed on February 12, 1997.


Item 1.

         (a)      Name of Issuer:  Daw Technologies, Inc.

         (b)      Address of Issuer's Principal Executive Offices:   2700  South
                  900 West, Salt Lake City, Utah 84119


Item 2.

         (a) Name of Persons Filing: Ronald W. Daw and Tracey B. Daw (the "Reporting Persons")

         (b) Address of Principal Business Office of Ronald W. Daw: 2700 South 900 West, Salt Lake City, Utah 84119

                  Address of Residence of Tracey B. Daw: 488 Edindrew Circle, Murray, Utah 84107

         (c)      Citizenship:  United States

         (d) Title of Class of Securities: Common Stock, $.01 Par Value (the "Common Stock")

         (e)      CUSIP Number:  23922010


Item 3.

                  This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.  Ownership

         (a)      Amount Beneficially owned by Ronald W. Daw as of 12/31/97:
                  2,016,699 shares
                  Amount Beneficially owned by Tracey B. Daw as of 12/31/97:
                  2,016,699 shares

         (b) Percent of Class owned by Ronald W. Daw as of 12/31/97: 16.1% Percent of Class owned by Tracey B. Daw as of 12/31/97: 16.1%

         (c) Number of shares as to which the Reporting Persons have:

                  (i) sole power to vote or to direct the vote: As of December 31, 1997, Ronald W. Daw had sole power to vote or direct the vote of 789,500 shares, which included 455,200 shares held by Ronald W. Daw, 219,300 shares owned by the Ronald

  CUSIP No.  23922010                               Page   5   of   8   Pages

                                       13G



                           Daw Family Limited Partnership and 115,000 shares underlying options that were presently exercisable.

                           Tracey B. Daw had sole power to vote 700 shares, which included 100 shares held by her individually and 600 shares held by her as trustee of the Reporting Persons' children's trusts.

                  (ii) shared power to vote or to direct the vote: As of December 31, 1997, the Reporting Persons shared the power to vote or to direct the vote of 1,226,499 shares held jointly by the Reporting Persons. In addition, Tracey B. Daw may be deemed to share the power to vote or direct the vote of the 789,500 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald W. Daw may be deemed to share the power to vote or direct the vote of the 700 shares held by Tracey B. Daw, individually and as trustee of the Reporting Persons' children's trusts.

                  (iii) sole power to dispose or to direct the disposition of: As of December 31, 1997, Ronald W. Daw had sole power to dispose or direct the disposition of 789,500 shares, which included 455,200 shares held by Ronald
                           W. Daw, 219,300 shares owned by the Ronald Daw Family Limited Partnership and 115,000 shares underlying presently exercisable options.

                           Tracey B. Daw had sole power to dispose or direct the disposition of 700 shares, which included 100 shares held by her individually and 600 shares held by her as trustee of the Reporting Persons' children's trusts.

                  (iv) shared power to dispose or to direct the disposition of: As of December 31, 1997, the Reporting Persons shared the power to dispose or to direct the disposition of 1,226,499 shares held jointly by them. In addition, Tracey B. Daw may be deemed to share the power to dispose or direct the disposition of the 789,500 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald W. Daw may be deemed to share the power to dispose or direct the disposition of the 700 shares held by Tracey B. Daw, individually and as trustee of the Reporting Persons' children's trusts.

                  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this
                  Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class

                  This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

  CUSIP No.  23922010                               Page   6   of   8   Pages

                                       13G



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.


Item 8.           Identification and Classification of Members of the Group

         Not applicable.


Item 9.           Notice of Dissolution of Group

         Not applicable.


Item 10.          Certification

         Not applicable.

  CUSIP No.  23922010                               Page   7   of   8   Pages

                                       13G



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  January ____, 1998                    DATED:  January ____, 1998



By /s/ RONALD W. DAW                           By /s/ TRACEY B. DAW
   -------------------------------                ------------------------------
    Ronald W. Daw                                 Tracey B. Daw

  CUSIP No.  23922010                               Page   8   of   8   Pages

                                       13G


                                    EXHIBIT A



                                    AGREEMENT

         The undersigned agree that this Amendment No. 5 to Schedule 13G of Ronald W. Daw and Tracey B. Daw relating to shares of Common Stock of Daw Technologies, Inc. shall be filed on behalf of each of the undersigned.



By /s/ RONALD W. DAW                          By /s/ TRACEY B. DAW
   -------------------------------               -------------------------------
    Ronald W. Daw                                 Tracey B. Daw